UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026.

Commission File Number 001-42502

Plutus Financial Group Limited

(Translation of registrant’s name into English)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Appointment of Onestop Assurance PAC as New Audit Firm

On February 27, 2026, pursuant to the approval of our Board of Directors and the Audit Committee of our Board of Directors (the “Audit Committee”), we appointed Onestop Assurance PAC to serve as our new independent registered public accounting firm. The change was driven by a need for strategic alignment with our pending merger plans with Choco Up Group Holdings Limited, specifically to streamline communication and oversight between the company and its merger target by utilizing the same auditing firm. Management believes that this alignment will facilitate better coordination during the pre- and post-merger phases of the transaction.

Also February 27, 2026, the Audit Committee approved the dismissal of WWC P.C. (“WWC”) as the Company’s independent registered public accounting firm, effective immediately.

WWC’s audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2023, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through February 27, 2026, the date of WWC’s dismissal, there were (i) no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, that, if not resolved to the satisfaction of WWC would have caused WWC to make reference to the subject matter thereto in connection with its reports on the Company’s consolidated financial statements for such years, or (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Company provided WWC with a copy of this Report on Form 6-K and requested that WWC furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not WWC agrees with the statements above. A copy of WWC’s letter, dated March 5, 2026, is furnished herewith as Exhibit 16.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Plutus Financial Group Limited

By:	/s/ Ting Kin Cheung
Name:	Ting Kin Cheung
Title:	Chief Executive Officer

Date: March 5, 2026

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
16.1	Letter from WWC P.C.